Exhibit (a)(1)(C)

FORM OF COMMUNICATION TO ELIGIBLE OPTIONHOLDERS

OF ZHONE TECHNOLOGIES, INC.

TO:	Employees, Officers and Directors with Eligible Stock Options
FROM:	Laura Larsen, Director of Human Resources
SUBJECT:	Offer To Exchange Stock Options
DATE:	October 17, 2008

IMPORTANT NEWS—PLEASE READ IMMEDIATELY AND TAKE ACTION

BEFORE 5:00 P.M., PACIFIC TIME, ON NOVEMBER 17, 2008

I am happy to announce that the Board of Directors of Zhone Technologies, Inc. has approved a stock option exchange program in which you are eligible to participate. This exchange program is an important opportunity for those of you that hold stock options with an exercise price equal to or greater than $0.35 per share to exchange your existing stock options for new stock options.

As you know, recent economic and market conditions have adversely affected the value of Zhone common stock. As a result, many of you hold stock options with exercise prices that are significantly higher than the current value of Zhone common stock. This voluntary stock option exchange program permits employees, officers and directors to exchange their stock options for new stock options to be granted following the expiration of this exchange program. These new stock options will have an exercise price equal to the closing price per share of our common stock on the date of the expiration of the exchange offer, which we expect will occur on November 17, 2008. These new stock options will have a seven-year term and be unvested on the date of grant, and will vest monthly over a period of four years, for so long as you continue to be employed by Zhone or any of its subsidiaries.

This stock option exchange program is completely voluntary. You may keep your existing stock options at their current exercise price or you may tender all of your eligible stock options for cancellation in exchange for a new option grant on the terms of the exchange program. If you elect to participate in the exchange program, and you continue to be employed by Zhone or any of its subsidiaries on the date the exchange program expires, you will receive new stock options for the same number of shares as your old stock options immediately prior to their cancellation.

Stock options eligible for this exchange program are all unexercised stock options granted under any of our equity incentive compensation plans that have an exercise price equal to or greater than $0.35 per share (“Eligible Options”). You are eligible to participate in this exchange offer only if you are currently an employee, officer or director of Zhone or any of its subsidiaries, hold one or more Eligible Options, and continue to be an employee, officer or director of Zhone or any of its subsidiaries as of the expiration of the exchange program, which we expect will occur on November 17, 2008.

There are risks associated with this exchange program, and we encourage you to carefully read the attached memorandum entitled “Offer to Exchange Certain Outstanding Stock Options For New Stock Options” to fully understand the risks and benefits of this exchange program. Also attached you will find an Election Form to be completed if you choose to participate in the exchange program, and a Notice of Withdrawal to be completed if you subsequently decide to withdraw from the exchange program prior to its expiration.

Securities laws require that we keep this exchange offer open for 20 business days, during which you can decide whether you wish to participate. If you wish to participate, the attached Election Form must be completed and returned to Laura Larsen, Director of Human Resources, at Zhone Technologies, Inc., 7001 Oakport Street, Oakland, California 94621 or to LLarsen@zhone.com, so that it is received prior to the expiration of the exchange program (which we expect will occur at 5:00 p.m., Pacific Time, on November 17, 2008). We will not accept any Election Forms after this time.

You may review your individual stock option information, including all of your stock option grants to date and the status of each stock option, online at www.msdw-spa.com. If you have any questions about the exchange program or your stock options, please contact Laura Larsen by phone at (510) 777-7062 or by e-mail at LLarsen@zhone.com or Gail Chin by phone at (510) 777-7061 or by email at GChin@zhone.com.

We hope that this exchange program will give our employees, officers and directors with underwater stock options the benefit of receiving new stock options that may have a greater potential to increase in value and provide them with a greater reward for their ongoing commitment to the success of Zhone.